November 25, 2024

FILED VIA EDGAR

Mr. Aaron Brodsky

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”)
File Nos. 333-206600 and 811-23078

Dear Mr. Brodsky:

We are in receipt of your second round of telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Registrant with respect to Virtus SEIX AAA Private Credit CLO ETF (the “Fund”), a series of the Registrant, filed with the U.S. Securities and Exchange Commission on September 13, 2024. We note that we responded to your initial comments on November 20, 2024 (the “November 20, 2024 Letter”).

Set forth below are the Staff’s comments and the Registrant’s responses thereto. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

Prospectus

PRINCIPAL INVESTMENT STRATEGY

Comment 1: Please disclose how the Fund is defining private credit for purposes of the 80% policy.

Response: We respectfully refer you to Response 5 from the November 20, 2024 Letter.

Comment 2: The Staff reiterates Staff Comment 3(iii) in the November 20, 2024 Letter. Please provide an analysis of how the liquidity of Private Credit CLOs compare to other CLOs.

Response: The Registrant believes that the liquidity of Private Credit CLOs is comparable to other CLOs. It notes that investor acceptance of Private Credit CLOs has increased, which is most evident in the increase in new issue volume. The Registrant also notes that dealer desks actively make markets in Private Credit CLOs and participate in bids wanted in competition (“BWIC”) auctions and bilateral trades.

Comment 3: With respect to the Registrant’s response to Staff Comment 3 in the November 20, 2024 Letter, clarify what the Registrant means when it says the “investor base for this product is much higher as a percentage of the overall CLO market.”

Response: The Registrant means that the “investor base for this product is much higher as a percentage of the overall CLO market than secondary trading volume alone would suggest.”

Comment 4: With respect to the Registrant’s response to Staff Comment 3 in the November 20, 2024 Letter, please provide backup for the statement that there are “active trading desks.”

Response: The Registrant has provided this information supplementally to the Staff in an email on November 25, 2023.

Comment 5: With respect to the Registrant’s response to Staff Comment 3 in the November 20, 2024 Letter, clarify what the Registrant means when it says “the overlap of the Fund’s investments with other ETFs that invest in traditional CLOs will be low.”

Response: The Registrant believes that the overlap will be low because the Fund will hold private credit CLOs, while traditional CLO ETFs hold predominantly broadly syndicated CLOs.

Comment 6: With respect to the Registrant’s response to Staff Comment 4 in the November 20, 2024 Letter, please disclose the extent to which the CLOs will consist of private credit loans to public companies.

Response: The Registrant respectfully refers the Staff to Response 5 from the November 20, 2024 Letter and declines to add the requested disclosure as the Registrant believes the current disclosure is responsive to the requirements in Form N-1A.

Comment 7: With respect to the Registrant’s responses to Staff Comments 4 and 5 in the November 20, 2024 Letter, please explain any inconsistency between the responses.

Response: The Registrant respectfully acknowledges the Staff’s comments and believes there are no inconsistencies between Registrant’s responses to Staff Comments 4 and 5. Comment 4 from the November 20, 2024 Letter referred to “public” companies, whereas Comment 5 from the November 20, 2024 Letter referred to “private” companies.

Comment 8: With respect to the Registrant’s response to Staff Comment 6 in the November 20, 2024 Letter, disclose that more than a majority of loans underlying a Private Credit CLO will be made to private companies.

Response: The Registrant respectfully refers the Staff to Response 5 from the November 20, 2024 Letter. In response to the Staff’s follow-up comment, the Registrant has clarified that more than a majority of loans underlying a Private Credit CLO will be made to private companies by removing “i.e.” from the disclosure added by Registrant’s response to Staff Comment 6 in the November 20, 2024 Letter.

Principal Risks

Comment 9: With respect to the Registrant’s response to Staff Comment 11 in the November 20, 2024 Letter, please provide a citation that Rule 35d-1 does not require the Fund to look through a CLO’s underlying holdings.

Response: The Registrant respectfully acknowledges the Staff’s comments and notes that Rule 35d-1 does not impose a requirement to look through a CLO’s underlying holdings. Moreover, the Registrant is not aware of any regulatory requirement to look through to the securities held by an underlying CLO when monitoring a Fund’s 80% test.

Comment 10: With respect to the Registrant’s response to Staff Comment 17 in the November 20, 2024 Letter, please delete the risk disclosure on covenant lite loans.

Response: The Registrant respectfully declines to delete the risk disclosure on covenant lite loans but will add disclosure on covenant lite loans to the Principal Investment Strategy section.

Comment 11: With respect to the Registrant’s response to Staff Comment 18 in the November 20, 2024 Letter, please delete the risk disclosure on leverage.

Response: The Registrant respectfully declines to delete risk disclosure on leverage as it describes the risk of investing in CLOs. Registrant notes that CLOs may be leveraged (not the Fund).

Comment 12: With respect to the Registrant’s response to Staff Comment 22 in the November 20, 2024 Letter, please clarify what the Registrant means by “market access constraints.”

Response: In response to the Staff’s comment, the Registrant has deleted the reference to market access constraints.

Comment 13: With respect to the Registrant’s response to Staff Comment 24 in the November 20, 2024 Letter, please delete the risk disclosure on newly issued securities.

Response: In response to the Staff’s comment, the Registrant has deleted risk disclosure on newly issued securities.

Comment 14: With respect to the Registrant’s response to Staff Comment 25 in the November 20, 2024 Letter, please confirm that the CLOs will not trade in foreign markets.

Response: The Registrant confirms that the Fund will not invest in CLOs that trade in foreign markets.

* * * * *

If you have any further comments or questions, please contact me at 860-503-1285 or by email at daphne.chisolm@virtus.com. Thank you for your attention to these matters.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm